Exhibit 99.13

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EXHIBIT “A” (PLAN OF ARRANGEMENT) CLICK HERE.

EXHIBIT “A”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

PCL EMPLOYEES HOLDINGS LTD.

PLAN OF ARRANGEMENT

UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta), as amended;

(b)	“Amended Share Structure” means the authorized share capital attached hereto as Appendix “A”;

(c)	“Amended Schedule “2” means a Schedule “2” in the form attached hereto as Appendix “B”

(d)	“Amended Schedule “3” means a Schedule “3” in the form attached hereto as Appendix “C”

(e)	“Amended Shareholder Agreement” means the unanimous shareholder agreement in the form attached hereto as Appendix “D”;

(f)	“Arrangement” means the proposed arrangement under the provisions of Section 193 of the ABCA as set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Plan of Arrangement or made at the direction of the Court in the Final Order;

(g)	“Arrangement Resolution” means the special resolution of the holders of the PCLEH Common Shares approving this Plan of Arrangement to be proposed and voted upon in accordance with the terms of the Interim Order;